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                                                                  Exhibit (a)(1)

           [MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP LETTERHEAD]


                                  March 6, 2002



Dear Marriott Residence Inn II Limited Partner:

           Please be advised that an unsolicited tender offer to purchase up to 8,341 of the limited partnership Units of the Partnership (approximately 12% of the outstanding Units) for $300 per Unit in cash, reduced by any cash distributions made or declared by the Partnership on or after February 15, 2002, was commenced. The tender offer is being made by Madison Liquidity Investors 117, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordon, Ronald M. Dickerman and Douglas H. S. Greene, as co-bidders. The Schedule TO with respect to this offer was filed at the Securities and Exchange Commission on February 19, 2002

           The General Partner is required to inform you of its position, if any, with respect to this offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer.

           Although the General Partner is not making a recommendation, we believe that limited partners should carefully consider the following in making their own decision about whether to accept or reject the offer. As previously disclosed to the limited partners, consistent with the terms of the Partnership Agreement and the original investment objectives contemplated at the formation of the Partnership, the General Partner is currently attempting to sell the Marriott Residence Inns owned by the Partnership ("Inns") or, in the alternative, find a buyer for the Units. In this regard, the General Partner engaged Merrill Lynch & Co. as its financial advisor in April 2001 to solicit bids from interested parties. As part of that process, Merrill Lynch prepared a list of over 20 parties that Merrill Lynch believed might have an interest in acquiring either the Partnership's Inns or the Units and contacted those parties. Several of the parties contacted requested additional information, conducted preliminary due diligence of the Partnership and submitted acquisition proposals to the Partnership. As a result of that process, and as previously disclosed, the Partnership had begun exclusive discussions with one potential acquirer.

           Shortly after the events of September 11, 2001, these discussions were suspended to allow the parties to determine the effect on the business and operations of the Partnership of the terrorist attacks of September 11, 2001, as well as the current economic conditions generally. In this regard, you should be aware that the Partnership's unaudited financial results for the fourth quarter of fiscal 2001 indicate a decrease in revenue per available room and operating profit of 16.0% and 10.3%, respectively, from the fourth quarter of fiscal 2000. In addition, the Inns experienced significantly weaker than expected operating results in January 2002. The General Partner understands that the potential acquirer is continuing to evaluate the possibility of a transaction with the Partnership, taking into account the current operating results of the Inns and the general economic environment. Accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. In addition, if a transaction were to occur, it would require approval of the limited partners as well as the consent of the Partnership's lenders.



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           Although the General Partner is not making a recommendation at this time, the General Partner believes that limited partners should consider the following in making their own decision about whether to accept or reject the offer:

..    Over the past several years, the General Partner has retained cash in the
     Partnership in anticipation of financing required capital improvements to the Inns. The Partnership's unaudited financial results for the fourth quarter of fiscal 2001 indicate that the Partnership's cash balance as of December 28, 2001 was approximately $25.1 million (approximately $359 per
     Unit).

..    In light of the increased competition in the extended-stay hotel market, the manager of the Inns has proposed additional improvements to the Inns totaling approximately $59 million over the next five years that are intended to enhance their overall value and competitiveness. These improvements include total suite refurbishments at a majority of the Inns as part of the Partnership's ongoing routine capital replacement.

..    The General Partner has reviewed the manager's proposed Inn renovations and improvements with respect to fiscal 2002 and has agreed to undertake certain of these capital improvements. The improvements that the General Partner has agreed to undertake involve Inns that were built between 1985 and 1989 and that have not been renovated in four to nine years. The General Partner does not believe that cash flows from the operations of the Inns will be sufficient to fund these improvements. As a result, the General Partner expects to fund these improvements with approximately $9.7 million (approximately $138 per Unit) of the Partnership's existing cash reserves. Actual funding of these improvements is not expected to occur until the end of this fiscal year. The General Partner will continue to monitor the capital expenditure program with a view towards maximizing limited partner value.

..    The manager of the Inns also has proposed additional improvements to the
     Inns that are intended to be implemented in fiscal years subsequent to 2002. The General Partner will review and assess these additional proposed improvements annually at the end of each fiscal year.

..    The General Partner does not believe that cash from Inn operations and the
     Partnership's remaining cash reserves will be sufficient to fund the Partnership's required debt service payments and all of the proposed additional capital expenditures requested by the manager of the Inns. As a result, at the present time, it appears unlikely that cash distributions will be possible for the next several years.

..    You will have to make the determination as to whether to wait for a possible transaction resulting from Merrill Lynch's solicitation efforts or to sell your Units now at the tender offer price. If you are interested in liquidating your Units immediately, the tender offer gives you this opportunity.

..    Additionally, there can be no assurance that a better offer for the purchase of your Units will be available now or in the future. In this regard, you should be aware that, based upon the Partnership's current results of operations, its debt-service obligations, its capital-expenditure requirements for the next several years and the purchase price range discussed with the potential acquirer prior to September 11, 2001, the General Partner does not believe that, at the current time, the aggregate consideration, including any potential cash distribution made in connection with any such transaction, that a unit holder would receive in any acquisition transaction would significantly exceed the tender offer price.

..    Although the General Partner continues to pursue a sale of the Partnership, there can be no assurance that a tranasction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. If the General Partner is unable to find an acquirer for the Partnership, or finds the consideration offered by the acquirer to be below an acceptable level, the General Partner will terminate the sale process and continue to conduct the business and affairs of the Partnership. If the Partnership continues to operate, the General Partner will continue to pursue all options at its disposal to maximize the value of the Partnership to the limited partners.

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           Enclosed with this letter is a copy of our
Solicitation/Recommendation Statement on Schedule 14D-9 that has been filed with the Securities and Exchange Commission. We urge you to read the enclosed material carefully.

           If you have any questions, please call Host Marriott Investor Relations at 301-380-2070.

                                                     Very truly yours,


                                                     RIBM Two LLC
                                                     General Partner

                                                     /s/ Robert E. Parsons, Jr.
                                                     ---------------------------
                                                     Robert E. Parsons, Jr.
                                                     President and Manager

Enclosure

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